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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated August 28, 2006
2	Material Change Report dated August 29, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

Frankfurt – B4K

NEWS RELEASE

BUFFALO GOLD CONTINUES TO HIT SIGNIFICANT MINERALIZATION AT MT. KARE

Acquires additional license based on geophysics

Vancouver, B.C., August 28, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce additional assay results from the diamond drilling program at the Mt. Kare Gold Project in Papua New Guinea. Highlights of the drill results include:

●  49.0 metres of 10.4 g/t gold in hole MK06-50

▪  Including 8.0 meters of 29.2 g/t gold

●  79.1 metres of 3.0 g/t gold in hole MK06-52

●  40.0 metres of 15.3 g/t gold in hole MK06-53

▪  Including 24.0 metres 24.0 g/t gold

●  26.6 metres of 3.7 g/t gold in hole MK06-56

      (Hole abandoned while still in mineralization)

A summary of drill intersections can be found below in Table 1.

Damien Reynolds, CEO, Buffalo Gold commented, “We continue to be excited by the results of the drilling program. This has led us to increase the exploration license area as we believe we are just beginning to understand the true potential of this world class deposit, especially given presence of the Porgera mine just seventeen kilometres away.”

The drilling results confirm the cohesive, high-grade nature of mineralization in the North-Western Roscoelite Zone, (NWRZ). These encouraging results have prompted aggressive drilling to test the extension of the NWRZ as Buffalo works on expanding the resource at Mt. Kare as part of the planned pre-feasibility study.

The recent drilling has greatly enhanced the understanding of the nature of mineralization in the NWRZ.  The presence of significant intersections of quartz roscoelite is similar to Porgera’s Zone 7 ore body.

Furthermore, re-interpretation of the geophysical data at Mt. Kare suggests that the NWRZ extends directly north towards a known magnetic anomaly and also continues to the north east and extends along the Porgera Transfer Structure towards Red Hill.   Induced polarisation anomalies displaying high chargeability are known in both areas. As well, Red Hill has an outcropping intrusive with associated brecciation, alteration and artisanal workings. Consequently, Buffalo is testing both targets as part of the on-going drill program to evaluate the northern extensions of the WRZ.

In addition, there are other targets in the immediate environs of the WRZ which the company plans to further drill.  These include:

●  Black Zone – will follow a similar programme as the WRZ.

●  Realgar Zone – effectively the northern extension of the Black Zone

●  C9 Zone – possibly the feeder channel for other known mineralized zones

Table 1. Summary of Mt. Kare Drill Hole Intersections from August 10 to August 28, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK06-50	94.0	143.0	49.0	10.4	PENDING
Including	101.0	128.5	27.5	17.2	PENDING
Including	101.0	109.0	8.0	29.2	PENDING
MK06-52	5.4	84.5	79.1	3.0	PENDING
MK06-53	93.0	133.0	40.0	15.3	PENDING
Including	97.0	121.0	24.0	24.0	PENDING
MK06-56**	81.0	107.6	26.6	3.7	PENDING
Including	81.0	103.0	22.0	4.3	PENDING

*Holes are not drilled in numerical or sequential order.

**Hole abandoned due to drilling conditions.

True widths from the drill intersections have not yet been estimated as Buffalo’s geological team is completing a reinterpretation of the geology and structure of the Western Roscoelite zone.  All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Exploration program tests other highly prospective targets.

The mineralization at Porgera and Mt. Kare is associated with a number of magnetic anomalies related to intrusions controlled by major structures. A number of these features can be recognized in the aeromagnetic data covering the Mt. Kare exploration license and have been identified as exploration targets. These include:

●

Lubu Creek – approximately 7 kilometres from Mt. Kare. The Lubu Creek Magnetic anomaly is coincident with alluvial gold. Previous sampling located mineralised float samples with values up to 500 g/t gold.

●

Pinuni Creek – along the Porgera Transfer Structure, a major north-east structure covered by gold bearing colluvium.  There are several magnetic anomalies associated with this structure.

●

Orosa Creek – is a major north-west trending magnetic anomaly with alluvial gold workings.

●

Lower Maratane zone – is likely the southern extension of the SWRZ. A grab sample was collected with 8.9 g/t gold.

Buffalo plans an exploration program in these areas which could include:

●

Further refinement of the remotely sensed data

●

Detailed stream sediment sampling

●

Ridge and spur soil sampling

●

Detailed Geophysics

●

Pitting and trenching

●

Diamond Drilling

New License Application - EL 1427 – 100% owned by Buffalo Gold PNG.

Following the encouraging results from the Mt. Kare project this season, Buffalo is expanding its exploration tenure in the region.   The company has applied for a new license area “EL 1427” which will be 100% owned by Buffalo PNG.   The license is continuous to the south of the current license being explored and will approximately double the area the company has to explore to approximately 360 square kilometres.  The property was selected based on the identification of a cluster of magnetic anomalies lying within the confines of the Porgera Transfer Structure in a similar manner to both Mount Kare and Porgera.

A work program similar to the other targets on the existing license is planned.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

August 28, 2006

Item 3

News Release

A press release was issued on August 28, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo announces additional assay results from the diamond drilling program at the Mt. Kare Gold Project in Papua New Guinea.

Item 5

Full Description of Material Change

Please see Schedule “A” attached.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

August 29, 2006

BUFFALO GOLD LTD.

Per:  “Damien Reynolds”

_______________________

Damien Reynolds

Chair of the Board of Directors

and Chief Executive Officer

Schedule “A”

BUFFALO GOLD CONTINUES TO HIT SIGNIFICANT MINERALIZATION AT MT. KARE

Acquires additional license based on geophysics

Vancouver, B.C., August 28, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce additional assay results from the diamond drilling program at the Mt. Kare Gold Project in Papua New Guinea. Highlights of the drill results include:

●  49.0 metres of 10.4 g/t gold in hole MK06-50

▪  Including 8.0 meters of 29.2 g/t gold

●  79.1 metres of 3.0 g/t gold in hole MK06-52

●  40.0 metres of 15.3 g/t gold in hole MK06-53

▪  Including 24.0 metres 24.0 g/t gold

●  26.6 metres of 3.7 g/t gold in hole MK06-56

      (Hole abandoned while still in mineralization)

A summary of drill intersections can be found below in Table 1.

Damien Reynolds, CEO, Buffalo Gold commented, “We continue to be excited by the results of the drilling program. This has led us to increase the exploration license area as we believe we are just beginning to understand the true potential of this world class deposit, especially given presence of the Porgera mine just seventeen kilometres away.”

The drilling results confirm the cohesive, high-grade nature of mineralization in the North-Western Roscoelite Zone, (NWRZ). These encouraging results have prompted aggressive drilling to test the extension of the NWRZ as Buffalo works on expanding the resource at Mt. Kare as part of the planned pre-feasibility study.

The recent drilling has greatly enhanced the understanding of the nature of mineralization in the NWRZ.  The presence of significant intersections of quartz roscoelite is similar to Porgera’s Zone 7 ore body.

Furthermore, re-interpretation of the geophysical data at Mt. Kare suggests that the NWRZ extends directly north towards a known magnetic anomaly and also continues to the north east and extends along the Porgera Transfer Structure towards Red Hill.   Induced polarisation anomalies displaying high chargeability are known in both areas. As well, Red Hill has an outcropping intrusive with associated brecciation, alteration and artisanal workings. Consequently, Buffalo is testing both targets as part of the on-going drill program to evaluate the northern extensions of the WRZ.

In addition, there are other targets in the immediate environs of the WRZ which the company plans to further drill.  These include:

●  Black Zone – will follow a similar programme as the WRZ.

●  Realgar Zone – effectively the northern extension of the Black Zone

●  C9 Zone – possibly the feeder channel for other known mineralized zones

Table 1. Summary of Mt. Kare Drill Hole Intersections from August 10 to August 28, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK06-50	94.0	143.0	49.0	10.4	PENDING
Including	101.0	128.5	27.5	17.2	PENDING
Including	101.0	109.0	8.0	29.2	PENDING
MK06-52	5.4	84.5	79.1	3.0	PENDING
MK06-53	93.0	133.0	40.0	15.3	PENDING
Including	97.0	121.0	24.0	24.0	PENDING
MK06-56**	81.0	107.6	26.6	3.7	PENDING
Including	81.0	103.0	22.0	4.3	PENDING

*Holes are not drilled in numerical or sequential order.

**Hole abandoned due to drilling conditions.

True widths from the drill intersections have not yet been estimated as Buffalo’s geological team is completing a reinterpretation of the geology and structure of the Western Roscoelite zone.  All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Exploration program tests other highly prospective targets.

The mineralization at Porgera and Mt. Kare is associated with a number of magnetic anomalies related to intrusions controlled by major structures. A number of these features can be recognized in the aeromagnetic data covering the Mt. Kare exploration license and have been identified as exploration targets. These include:

●

Lubu Creek – approximately 7 kilometres from Mt. Kare. The Lubu Creek Magnetic anomaly is coincident with alluvial gold. Previous sampling located mineralised float samples with values up to 500 g/t gold.

●

Pinuni Creek – along the Porgera Transfer Structure, a major north-east structure covered by gold bearing colluvium.  There are several magnetic anomalies associated with this structure.

●

Orosa Creek – is a major north-west trending magnetic anomaly with alluvial gold workings.

●

Lower Maratane zone – is likely the southern extension of the SWRZ. A grab sample was collected with 8.9 g/t gold.

Buffalo plans an exploration program in these areas which could include:

●

Further refinement of the remotely sensed data

●

Detailed stream sediment sampling

●

Ridge and spur soil sampling

●

Detailed Geophysics

●

Pitting and trenching

●

Diamond Drilling

New License Application - EL 1427 – 100% owned by Buffalo Gold PNG.

Following the encouraging results from the Mt. Kare project this season, Buffalo is expanding its exploration tenure in the region.   The company has applied for a new license area “EL 1427” which will be 100% owned by Buffalo PNG.   The license is continuous to the south of the current license being explored and will approximately double the area the company has to explore to approximately 360 square kilometres.  The property was selected based on the identification of a cluster of magnetic anomalies lying within the confines of the Porgera Transfer Structure in a similar manner to both Mount Kare and Porgera.

A work program similar to the other targets on the existing license is planned.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.